Filed by Nuevo Energy Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company

Commission File No. 1-10537

The following is a transcript of the fourth quarter earnings teleconference held by Nuevo Energy Company on March 4, 2004:

Nuevo Energy Company

Fourth Quarter 2003 Earnings Teleconference Transcript

March 4, 2004

Operator:

Ladies and gentlemen, thank you for standing by. Welcome to the Nuevo Energy Company fourth quarter 2003 earnings conference call. During the presentation all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time if you have a question, please press the star key followed by the digit 1 on your telephone. This conference call is being recorded. I would now like to turn the conference call over to Barbara Forbes, Director of Investor Relations at Nuevo Energy Company. Ms. Forbes, please go ahead.

Barbara Forbes:	Good afternoon, I want to thank you for joining us today to review our fourth quarter 2003 results.

With me today from Nuevo is Jim Payne our Chairman, President and CEO, Phillip Gobe, our Chief Operating Officer and Mike Wilkes, our Chief Financial Officer. Starting off the call today will be Mike Wilkes, who will review fourth quarter financial results. Then, Phillip Gobe will discuss fourth quarter operating results and provide an operational update on 2004. After that we will be pleased to answer your questions.

As a reminder, our first quarter 2004 and year 2004 financial and operating guidance is provided on our website at www.nuevoenergy.com.

Before I turn the conference call over to Mike, I need to inform you all of a few things. As you probably know, on February 12, 2004, Nuevo and Plains entered into a definitive merger agreement whereby Nuevo would be merged with Plains Exploration and

Production Company in a stock for stock transaction. Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S–4 to be jointly filed by Plains and Nuevo with the SEC in connection with the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Nuevo and Plains with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to me at 713.374.4870 or you can e-mail me at forbesb@nuevoenergy.com

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Nuevo’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4.

Likewise, Plains, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4.

Finally, let me mention that this conference call will contain projections and other forward looking statements, which reflect management’s current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that these projections will be achieved. Actual results could differ materially from those projected as a result of any number of factors. In addition, our remarks today contain references to certain non-GAAP financial measures which have been reconciled to GAAP in a table attached to our press release.

And now with these details out of the way, I’d now like to turn the call over to Mike.

Mike Wilkes:	Thanks Barbara. I’m Mike Wilkes, Chief Financial Officer.

Well, I am very pleased to tell you that we reported income from continuing operations for the fourth quarter 2003 of $8.4 million or $0.42 per diluted share, compared to $4.3 million or $0.22 per share in the fourth quarter 2002. Net income for the fourth quarter was $8.4 million or $0.42 per diluted share compared to a net loss of $11.9 million or $0.62 per diluted share for the fourth quarter 2002.

Production from continuing operations at 49,500 BOE per day was about 1% above the fourth quarter 2002. Increased production from drilling in our Pakenham field in West Texas and increased production from the acquisition of an additional interest at our Point Pedernales property more than offset normal declines from other properties.

Revenues were up $11.5 million or 15% due to higher realized prices for oil and gas as WTI crude prices averaged $3 a barrel higher in the fourth quarter 2003 and NYMEX gas prices were up 10% compared to the fourth quarter 2002.

Lease operating costs were up $9.7 million quarter over quarter principally due to higher steam costs, an additional lifting from our Congo property in the fourth quarter 2003, and costs associated with our increased working interest at Point Pedernales.

General and administrative costs were up $2.8 million in the fourth quarter 2003 due to higher employee expenses related to the attainment of bonus targets and costs associated with the issuance of restricted stock in 2003.

Interest expense fell $5.0 million from the fourth quarter 2002 as we paid down $185 million of our high cost debt during 2003. And as you know, we called the remaining $75 million of our 9 ½% Notes last week.

Also in the fourth quarter 2003 we recognized $4.5 million of derivative expense related to the 3-way collars we entered into in the third quarter as we elected not to designate them as cash flow hedges.

Turning to year-over-year results. For the full year 2003 we reported income from continuing operations of $37.1 million or $1.89 per diluted share vs. $23.1 million or $1.30 per diluted share in 2002. Net income for 2003 was $51.5 million or $2.62 per diluted share compared to $12.3 million, or $0.69 per diluted share in 2002. It is important to remember that 2003 net income included $8.5 million from the adoption of a new accounting standard and $5.9 million of income from discontinued operations, while 2002 was burdened by a $10.8 million loss from discontinued operations.

During 2003 we generated $152.6 million of discretionary cash flow which, combined with proceeds from the sale of non-core assets, we used to pay down almost $200 million of debt (including Bank Debt) and still fund our 2003 capital program.

For the full year, revenues were up $59 million or 19% over the previous year due to increased prices for crude oil and natural gas and a 4% increase in our production. Our production increase came primarily from having a full year of increasing production from our Pakenham field which we acquired in September 2002, the acquisition of an additional interest in our Point Pedernales property in California, and the results of our drilling program in California.

Operating expenses increased about $27 million in 2003, due to higher steam costs (driven by higher natural gas prices) and again a full year of the Pakenham operating results in 2003, plus the incremental working interest in Point Pedernales.

Interest expense is down for the full year by $8 million as a result of our debt reduction in the year, but we did report $12.6 million of expense related to calling outstanding 9 ½% Notes.

If you look at our balance sheet at December 31, 2003, you will see that we have moved our Trust Preferred Securities or TECONS of $115 million from mezzanine financing to long term debt. We did this as a result of Financial Interpretation No. 46R that requires that we deconsolidate the wholly-owned subsidiary that holds the Preferred Securities. It is balance sheet cosmetics only and this change does not affect any of our debt covenants.

In short, it was a great year for Nuevo. We maintained our discipline and took full advantage of the high commodity price environment – continuing to deleverge our balance sheet.

Now I would like hand off to Phillip Gobe our Chief Operating Officer to give some operational highlights.

Philip Gobe:	Thank you Mike and good afternoon everyone.

Today I plan to address operational highlights for the fourth quarter 2003 and overall performance for the year. Following that I will talk about 2003 year end reserves and conclude with a quick look at our plan for 2004.

I’ll begin with fourth quarter production. Production from continuing operations for the fourth quarter 2003 was 4,550 MBOE or 49,500 BOEPD placing us within the financial guidance for the quarter. This has been the best performing quarter in terms of production over the last two years. The biggest contributor of the production growth from the third quarter 2003 to the fourth quarter 2003 was onshore California, at the Cymric Field, where completion of the workover program and the drilling program allowed a full quarter of steaming and resulted in an increase of 1,300 barrels per day. Overall growth was tempered by steam and infrastructure limitations at the Belridge Field, which will be resolved by mid-year 2004. Elsewhere, production remained relatively flat quarter to quarter.

On the lease operating expense side of the business, expenses decreased slightly quarter to quarter. Lower major maintenance costs plus electricity credits from sales to the grid offset higher lease operating expense (LOE) in the Congo due to more liftings taking place in the fourth quarter. LOE of $38.8 MM was well below our financial guidance for the fourth quarter 2003 driven in part by lower steam costs in the Belridge Field, lower major maintenance costs, driven by both lower actual smart pigging cost and timing of projects, and lower actual taxes relative to expectations for the quarter.

Capital investment for the fourth quarter was concentrated in the Pakenham Field where we have a two rig program underway. During the quarter we successfully drilled a thrusted well in the crestal position on a new fault block to test the lower productive limits of the thrusted Strawn 3 interval. The well established several porosity zones within the Strawn 3 level in this fault block and has set up additional drilling locations. The lowest zone was successfully stimulated in the fourth quarter and continues to flow at a gross rate of 700–1,000 MCFE per day. The addition of yet another prospective zone continues to enhance and de-risk our thrusted well program in Pakenham.

The Ellenburger well in Pakenham is currently drilling below 15,000 feet with a projected total depth of 18,250 feet. We estimate that the well will reach total depth in the second quarter 2004.

For the year, 2003 production from continuing operations was 17.8 million barrels of oil equivalent (MMBOE) well within the original guidance set at the beginning of the year. Similarly to 2002, we have managed to actually increase production 4% year over year with significantly less capital than we spent prior to 2002. This year our E&P capital was roughly $59 MM for continuing operations, essentially flat with 2002 and well below the high water mark of E&P spending in 2001 of $130 MM. For the year, lease operating expense of $160 MM was up relative to 2002, but well below the guidance we established at the beginning of the year. After adjusting for steam, taxes, insurance and the addition of a full year of Pakenham operations, costs were essentially flat year over year.

So on balance, Nuevo turned in another solid performance in 2003 by continuing to stay disciplined on investments, continuing to hold the line on costs, and redeploying cash flow to pay down debt.

Now I will take a minute and talk about 2003 year end reserves. Nuevo had year end 2003 reserves of 208 MMBOE, which is essentially flat to year end 2002 reserves after adjusting for asset sales. The main contributors to reserve additions were Pakenham, which replaced 8.1 billion cubic feet of natural gas equivalent (BCFE) of production and added another 4.5 BCFE; the increased price realizations from the new Conoco/Phillips renegotiation on California crude production, and the acquisition of the remaining interest in the Point Pedernales field concluded earlier in the year. 2003 year end reserves represent a production replacement ratio of 91% after adjusting for asset sales. 2003 reserve replacement costs were $3.81 per BOE, well below what we have been seeing from others in the E&P sector. Our five year production replacement ratio is 163% and our reserve replacement cost is $4.20 per BOE.

Let me turn to the outlook for 2004. Our current plan for 2004 continues to build on the successes of 2002 and 2003. At the heart of that success is a disciplined investment program that funds projects that have yielded good historical rates of returns. As with 2002 and 2003, we expect to invest around $65 MM. About two thirds of that investment will go to California, primarily the onshore thermal properties. Pakenham will also see significant investment with the completion of the drilling and testing of the Ellenburger well along with a dedicated rig for at least eight shallow and thrusted developmental opportunities.

We also expect 2004 lease operating expense to remain relatively flat with 2003 after adjusting for steam. And finally we expect to see total production remain flat with onshore California and Pakenham showing growth, offset by declining production offshore California and Offshore Congo.

Last year at this time I told you we could hold 2003 production flat with 2002 production with the same level of capital expended in 2002, which was half of what we spent in 2001. For continuing operations we did better than that. We actually grew production 4% with essentially the same level of E&P capital relative to 2002. In 2004 we expect to maintain flat production with flat capital spending as we have done in 2002 and 2003.

And with that, I’ll turn the call over to Barb.

Barbara Forbes:	Rufus, we would like to start taking questions from the participants.

Operator:

Thank you. Our question and answer session will be conducted electronically. If you would like to ask a question, please firmly press the star key followed by the digit 1 on your touchtone telephone. We will come to you in the order you signal. If you find that your question has been asked and answered before you ask it and you would like to remove yourself from the question roster, please firmly press the pound key. Also, if you’re on a speaker phone, please make sure that your mute button is disengaged so that your signal can reach our equipment.

Again, if you would like to ask a question, please firmly press the star key followed by the digit 1.

And we will pause for just a moment to assemble the question roster.

Again, that’s star 1 if you would like to ask a question. And, for the first question we will go to Anthony Arafino with Munic and Company.

Anthony Arafino:	Hi. I was just wondering if you could give us an update on timing at this point regarding the merger, when you might have a proxy filed.

Bruce Murchison:

This is Bruce Murchinson. I’m the company’s general counsel. We’re working hard on pulling the S-4 together right now, and we hope to have it pulled together and filed as soon as practical, and I would say that’s probably in a two to three week time period that we’ll have it on file.

Anthony Arafino:	Okay, and any other sort of expected time line items you can give us?

Bruce Murchison:

We’ll have a Hart-Scott-Rodino review when we do our Hart-Scott-Rodino filing. And we’re, frankly, waiting for our 10-K and audited financials to be completed, which will be submitted with both of those filings. That is a 30-day filing, and the SEC is really, is uncertain how long that would be. It will depend whether we receive comments or not and the timing on answering the comments. But I think it’s safe to say we’d be targeting, probably from a late May to early July time frame for the transaction to be submitted to the shareholders.

Anthony Arafino:	Great. Thank you.

Operator:	And ladies and gentlemen, we have no further questions on our roster at this time. Therefore, Ms. Forbes, I’ll turn the conference back over to you for any closing remarks.

Barbara Forbes:	Thanks, Rufus. If you come up with any other questions hereafter, I’ll be in my office. So just give me a call. Thank you all for participating on this call.

Operator:	And ladies and gentlemen, this does conclude the Nuevo Energy Company fourth quarter 2003 earnings conference call. We do appreciate your participation, and you may disconnect at this time.

Safe Harbor Disclosure

These statement include “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S–4 to be filed with the SEC in connection with the proposed merger. Nuevo Energy Company (“Nuevo”) and Plains Exploration & Production Company (“Plains”) will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Nuevo and Plains with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1221 Main, Suite 2100, Houston, Texas 77002, Attention: Barbara Forbes; telephone: (713) 652-0706; e-mail: Barbara.Forbes@nuevoenergy.com. The proxy statement/prospectus and such other documents (relating to Plains) may also be obtained for free from Plains by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, Texas 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e-mail: jpankey@plainsxp.com.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Nuevo’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4.

Plains, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4.